Appendix A

CONDITIONS TO THE OFFER

Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment any Shares tendered pursuant to the Offer, and may extend, terminate or amend the Offer, if (i) immediately prior to the Expiration Date of the Offer, the 80% Condition is not satisfied, or (ii) at any time on or after the execution of the Tender Offer and Stockholder Support Agreement and prior to the Expiration Date of the Offer, any of the following conditions (collectively, the “Conditions”) exists:

(a)	there shall have been instituted and be pending any litigation, suit, claim, action, proceeding or investigation brought by any Governmental Authority: (i) challenging or seeking to make illegal, to delay or otherwise, directly or indirectly, to restrain or seeking to prohibit the making of or terms of the Offer or any of the actions contemplated thereby; (ii) seeking to prohibit or limit the full rights of ownership or operation by the Company, Purchaser or any of their affiliates of all or any of the business or assets of the Company, Purchaser or any of their affiliates (including in respect of the capital stock or other equity of their respective subsidiaries) or to compel the Company, Purchaser or any of their subsidiaries to dispose of or to hold separate all or any portion of the business or assets of the Company, Purchaser or any of their affiliates or any Shares; (iii) seeking any significant diminution in the benefits expected to be derived by Purchaser or any affiliate of Purchaser as a result of the transactions contemplated by the Offer; or (iv) that is reasonably expected to otherwise prevent, adversely affect or materially delay consummation of the Offer;

(b)	there shall have been instituted and be pending in connection with the Offer any litigation, suit, claim, action, proceeding or investigation brought before any Governmental Authority which has a reasonable likelihood of success on its merits: (i) that would materially impair the value of the Owned Shares to the Purchaser; (ii) seeking to materially and adversely affect the rights of ownership by the Purchaser of the Owned Shares; or (iii) seeking material damages against the Purchaser; other than in each case any such litigation, suit, claim, action, proceeding or investigation that is based upon the Purchaser’s business, identity or historical business practice;

(c)	any Governmental Authority shall have prior to or subsequent to such date enacted, issued, promulgated, enforced or entered any law, statute, ordinance, code, rule, regulation, decree, injunction, judgment or order (collectively, “Laws”) (whether temporary, preliminary or permanent) and not repealed such Law, in either case, that has the effect of making the acquisition of Shares by Purchaser or any affiliate of either of them illegal or otherwise restricting, preventing or prohibiting consummation of the transactions contemplated by the Offer and the Tender Offer and Stockholder Support Agreement (collectively, the “Transactions”);

(d)	any Governmental Authority shall have issued an order, decree, injunction or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting or materially delaying or preventing the Transactions and such order, decree, injunction, ruling or other action shall have become final and non-appealable;

(e)	any representation or warranty of the Stockholder contained in Section 2 of the Tender Offer and Stockholder Support Agreement shall not be true and correct (except for any de minimis inaccuracy which, with regard to Section 2(g), shall be defined as an inaccuracy of not more than 10,000 Shares);

(f)	there has been a change, event, circumstance or occurrence that (i) is or would reasonably be expected to be materially adverse to the business, results of operations or financial condition of the Company and its subsidiaries taken as a whole or (ii) would prevent or materially delay Purchaser from performing its obligations under the Tender Offer and Stockholder Support Agreement, in each case other than effects due to (A) the announcement of the transactions contemplated by this Agreement, (B) any of the requirements or limitations imposed on the party pursuant to this Agreement, (C) the occurrence of war or grave civil or political unrest, whether inside or outside of the any of the countries in which the Company or any of its subsidiaries operates, or (D) the occurrence of a natural event (including, without limitation, an earthquake, flood or other similar event), or any other external factor that causes significant damage to the infrastructure, communication systems or public utilities in the jurisdictions in which the Company or any of its direct or indirect subsidiaries provide services that, in each case, do not have a significantly disproportionate effect on the Company and its subsidiaries taken as a whole;

(g)	the Company has:

(i)	(A) declared or paid any dividends on or make other distributions in respect of any of its capital stock (B) split, combined or reclassified any of its capital stock or (C) repurchased, redeemed or otherwise acquired any shares of capital stock of the Company or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

(ii)	issued, delivered, sold, or authorized or agreed to the issuance, delivery or sale of, any shares of its capital stock or any other security convertible therein, or exchangeable or exercisable therefor;

(iii)	granted or authorized or agreed to any grant of any options, stock appreciation rights, phantom rights, profit participation rights or other rights to acquire securities of the Company or accelerate, amended or changed the period of exercisability or vesting of options or other rights granted under its unit or stock plans or authorize cash payments in exchange for any options or other rights granted under any of such plans;

(iv)	except in the ordinary course of business (it being understood that investments consistent with the Company’s written investment guidelines, in effect on the date hereof, shall be considered to be within the ordinary course of business), acquired or agreed to acquire any material assets (including securities) or engaged in any similar transaction or made any loans, advances or capital contributions to, or investments in, any person other than an existing subsidiary, in an aggregate amount in excess of $10,000,000;

(v)	sold, leased, licensed, encumbered or otherwise disposed of any of its fixed assets or any interest therein valued in the aggregate in excess of $10,000,000 for any single asset or series of related assets, or an aggregate amount of $20,000,000, other than in the ordinary course;

(vi)	adopted or implemented or agreed to adopt or implement a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring or other reorganization;

(vii)	incurred or suffered to exist any indebtedness for borrowed money or guaranteed any such indebtedness, entered into any “keep-well” or other agreement to maintain any financial statement condition of another person or entered into any arrangement having the economic effect of any of the foregoing, except for working capital borrowings incurred in the ordinary course of business and except for the refinancing of the Company’s facility with HSBC on commercially reasonable economic terms and substantially similar other terms to the current facility and at a capacity of no more than $80,000,000; or

(viii)	net debt in excess of its net debt as of December 31, 2009;

(h)	the Stockholder shall have failed to perform, in any material respect, any obligation or to comply, in any material respect, with any agreement or covenant of the Stockholder to be performed or complied with by it under the Tender Offer and Stockholder Support Agreement;

(i)	the Tender Offer and Stockholder Support Agreement shall have been terminated in accordance with its terms, or any event shall have occurred that gives Purchaser the right to terminate the Tender Offer and Stockholder Support Agreement;

(j)	the Company SEC Documents contain an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading;

(k)	Purchaser has been made aware of a material approval, authorization, clearance, license, order, confirmation, consent, exemption, grant, permission, recognition and/or waiver necessary for the making or implementation of the Offer or consummation of the Transactions (an “Authorization”) which is required to be obtained from a Governmental Authority of any jurisdiction in which the Company or any of its subsidiaries or associated companies carries on business and: (i) any such Authorization has not been obtained during the Offer period, (ii) if any such Authorization is subject to conditions that are required to be fulfilled prior to the final closing date of the Offer, any of such conditions has not been fulfilled during the Offer period or (iii) any such Authorization ceases to remain in full force and effect during the Offer period or a notice of intention to revoke, modify or not to renew any such Authorization has been received during the Offer period;

(l)	all consents, approvals, authorizations, notices, reports or other documents required to be obtained or made by Purchaser from any third party in connection with the execution, delivery and performance of the Tender Offer and Stockholder Support Agreement, the Offer and the consummation of the Transactions shall not have been made or obtained or Waterloo Industrial Limited (“Waterloo”), the minority shareholder in The China Water Company Limited, shall have objected to the new ultimate controller of the Company or any necessary waivers and consents of Waterloo shall not have been obtained and in each case such failure or objection could reasonably be expected to have a Material Adverse Effect on the Company or Purchaser or could subject Purchaser or any of its subsidiaries, the Company or any of their respective officers, directors or affiliates to material liability or any criminal liability;

(m)	the clearance of the Transactions from the Pensions Regulator shall not have been given on terms that are reasonably acceptable to Purchaser; or

(n)	the Purchaser shall not have received a certificate from an officer of the Stockholder dated the Expiration Date stating that to the best knowledge of the Stockholder the conditions set forth in (g) above have been satisfied.

The foregoing Conditions are for the sole benefit of Purchaser and may be waived by Purchaser, in whole or in part at any time and from time to time, in the sole discretion of Purchaser. All conditions to the Offer must be satisfied or waived on or prior to the Expiration Date of the Offer.

For the purposes of these Conditions, “80% Condition” means that at least 80% of the then outstanding Shares on a fully diluted basis (after taking into account all of the outstanding Shares and assuming the exercise, conversion or exchange of all options, warrants, convertible or exchangeable securities and similar rights and the issuance of all Shares that the Company is obligated to issue thereunder) shall have been validly tendered and not withdrawn prior to the Expiration Date of the Offer.

For the purposes of these Conditions, “Material Adverse Effect” means, with respect to any person, any change, event, circumstance or occurrence that (i) is or would reasonably be expected to be materially adverse to the business, results of operations or financial condition of such person and its subsidiaries taken as a whole or (ii) would prevent or materially delay such person from performing its obligations under the Tender Offer and Stockholder Support Agreement.

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